Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F + 44 (0) 20 7781 1800
Press release
Rio Tinto notes announcement by BHP Billiton
25 November 2008
The Boards of Rio Tinto plc and Rio Tinto Limited (together “Rio Tinto”) note the announcement today by BHP Billiton that it will not pursue its pre-conditional Offers for the acquisition of Rio Tinto.
Rio Tinto will continue with its strategy of operating and developing large scale, long life, low cost assets to generate significant value for shareholders. Rio Tinto has an exceptional portfolio of cash-generative assets and significant stand alone growth opportunities.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Disclaimer
The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this announcement, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been complied from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
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Important Information
In the United States, Rio Tinto will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Rio Tinto may be obtained free of charge by contacting Rio Tinto’s media or investor relations departments or on Rio Tinto’s website at www.riotinto.com. Any documents filed by BHP Billiton, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.
Forward-Looking Statements
This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this communication should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349
Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 204 2885
Email: questions@riotinto.com
Websites: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk